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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                               (AMENDMENT NO. 71)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           WILLAMETTE INDUSTRIES, INC.
                       (Name of Subject Company (Issuer))

                             COMPANY HOLDINGS, INC.
                              WEYERHAEUSER COMPANY
                      (Names of Filing Persons -- Offerors)

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (Title of Class of Securities)

                                    969133107
                      (CUSIP Number of Class of Securities)

                              ROBERT A. DOWDY, ESQ.
                              WEYERHAEUSER COMPANY
                          FEDERAL WAY, WASHINGTON 98063
                            TELEPHONE: (253) 924-2345

       (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications on Behalf of
                                 Filing Persons)

                                    COPY TO:

                               RICHARD HALL, ESQ.
                             CRAVATH, SWAINE & MOORE
                                825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 474-1000


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                                   SCHEDULE TO

                   This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and (2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $55.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "First Supplement"), the Second Supplement thereto dated January 28, 2002 (the "Second Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

                   Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the First Supplement, the Second Supplement and the Schedule TO.


ITEM 12.         EXHIBITS.

(a)(1)(T) Summary Advertisement published January 30, 2002.


                                      -1-




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                                   SIGNATURES

                  After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                      COMPANY HOLDINGS, INC.,


                                      by
                                          /s/ STEVEN R. ROGEL
                                          --------------------------------
                                          Name:  Steven R. Rogel
                                          Title: President


                                      WEYERHAEUSER COMPANY,

                                      by

                                        /s/ STEVEN R. ROGEL
                                        --------------------------------
                                        Name:  Steven R. Rogel
                                        Title: President and Chief
                                               Executive Officer


Dated: January 30, 2002


                                       -2-


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                                                             Exhibit (a)(1)(T)




                                  EXHIBIT INDEX


EXHIBIT NO.            DESCRIPTION

(a)(1)(T)              Summary Advertisement published January 30, 2002.